Exhibit 99.1

Aeterna Zentaris Provides Business Update and Outlines Key Upcoming Milestones

●	Aeterna Zentaris focused on accelerating recruitment for ongoing DETECT trial and efforts to partner rights to Macrilen™ in the U.S. and Canada
●	Company continues to build growing body of data across its development pipeline, advancing towards go/no-go decision milestones at each stage to establish prioritization and drive momentum
●	Strategic decision to streamline development programs by discontinuing the Company’s early-stage vaccine programs provides Aeterna Zentaris with an expected extended cash runway into 2025

TORONTO, ONTARIO, January 17, 2023 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today provided a business update and outlined upcoming key milestones.

“We have made significant development progress since we initiated six pre-clinical development programs in 2021,” said Dr. Klaus Paulini, Chief Executive Officer of Aeterna. “We have established a growing body of data towards our pre-defined go/no-go decision points with the goal of enabling us to identify and select from those programs the most compelling opportunities that warrant continued development. We believe that we have built the foundation for continued momentum and are very encouraged with the disciplined progress we have made thus far.”

Diagnostics Development and Commercialization Update

Macimorelin Diagnostic: Approved and commercialized as test for adult growth hormone deficiency and in clinical phase 3 development for childhood-onset growth hormone deficiency (“CGHD”) testing

Aeterna is currently conducting its pivotal Phase 3 safety and efficacy study AEZS-130-P02 (the “DETECT-trial”) evaluating macimorelin for the diagnosis of Childhood Onset Growth Hormone Deficiency (“CGHD”). Most clinical sites in the U.S. as well as European countries are open for patient recruitment.

Recent Highlights

●	Phase 3 Study: Bolstered enrollment expected by the replacement of inactive countries/sites and engagement of an additional Clinical Research Organization (CRO). Currently four new countries (Armenia, Slovakia, Greece, and Turkey), have ongoing DETECT clinical trial application activities.

●	Macimorelin Commercialization: Having announced that Aeterna Zentaris will regain full rights to Macrilen™ for the U.S. and Canada from Novo Nordisk in May 2023, the Company is progressing its efforts to seek an alternate development and commercialization partner for Macrilen™ in those countries for continued commercialization of Macrilen™ in adult growth hormone deficiency (“AGHD”) and development and commercialization of Macrilen™ in CGHD.

●	Achieved regulatory approval for Macrilen™ as AGHD diagnostic product in Israel.

Next Steps and Expectations

●	Achieve approvals to conduct the DETECT trial in the new countries in the first half of 2023.
●	Complete DETECT enrollment by the end of 2023.
●	Continue efforts to secure a U.S. and Canadian development and commercialization partner for Macrilen™ in AGHD and CGHD.
●	Achieve regulatory approval for Macrilen™ as AGHD-diagnostic in South Korea, Turkey and some non-EU Balkan countries.

Decision to Discontinue Our Early-Stage Vaccine Development Pipeline

Orally active, live-attenuated bacterial vaccine platform with potential application against coronavirus, including COVID-19 (SARS-CoV-2) and Chlamydia

The Company worked on evaluating administration routes, dosing and immunization scheme, and conducted in-vivo immunology experiments with candidate strains expressing various antigens in relevant mice models. To date, the Company has not been able to select a clinical development candidate for a COVID-19 vaccine.

Also, COVID-19 vaccine landscape has continued to evolve profoundly in the past two years. There are highly effective vaccines available, an increasing number of therapeutic options are meanwhile approved or in later stage development and less lethal virus variants are spreading, all of which increase the financial risk associated with any early stage COVID-19 vaccine program. In order to ensure we are prudent with the use of resources, given the early stage of the Company’s vaccine development programs and the changes in the global situation, Aeterna has decided that it will not pursue further development of the vaccine platform for either COVID-19 or Chlamydia (which was based on the same vaccine platform as used in the Company’s COVID-19 program). As a result, the Company has also elected to terminate its existing license agreements with the University of Wuerzburg for that vaccine platform technology.

Therapeutics Development Pipeline Update

Autoimmunity Modifying (“AIM”) Biologicals: Targeted, highly specific autoimmunity modifying therapeutics for the potential treatment of neuromyelitis optica spectrum disorder (“NMOSD”) and Parkinson’s disease (“PD”)

Recent Highlights

●	Demonstrated positive pre-clinical proof-of-concept in NMOSD and PD.
●	NMOSD selected as lead development program.
●	Entered into an R&D agreement with Massachusetts General Hospital (MGH) in Boston and Dr. Michael Levy, a worldwide leading NMOSD expert.

●	Further optimization of candidates for potential use in clinical development.
●	Initiated ex-vivo efficacy testing to confirm the AIM Biologicals mechanism of action and efficacy in human blood samples from both NMOSD and PD patients.

Next Steps and Expectations

●	Following the completion of the pre-clinical studies, Aeterna plans to compile a comprehensive pre-clinical data package for scientific advice meetings with regulatory authorities, expected to take place in the third quarter of 2023.

Delayed Clearance Parathyroid Hormone (“DC-PTH”, AEZS-150) Fusion Polypeptides: Potential treatment for chronic hypoparathyroidism

Recent Highlights

●	Successful verification and reproduction of previous in-vivo data from University of Sheffield, in a rat model of hypoparathyroidism, in the fourth quarter of 2022.
●	Ongoing development of the manufacturing process for AEZS-150 with the Company’s contract development and manufacturing organization, progressing toward establishment of a master cell bank for a cell line expressing AEZS-150 and a process suitable for larger scale GMP manufacturing.

Next Steps and Expectations

●	Continue efforts to establish master cell bank for a cell line expressing AEZS-150 to be used to conduct further pre-clinical efficacy and safety tests.
●	Meet with regulatory authorities to determine the development path forward; Company expects meeting in mid-2023 and an abbreviated safety and toxicology program as the active principle ([1-34)-PTH fragment) is already approved and in use.

Macimorelin Therapeutic (AEZS-130): Ghrelin agonist in development for the treatment of ALS (Lou Gehrig’s disease)

Recent Highlights

●	Substantial progress in the development of a suitable, alternative formulation for use in ALS.
●	Ongoing evaluation of AEZS-130 in transgenic mouse ALS models to demonstrate the therapeutic potential of macimorelin in this indication.

Next Steps

●	Proof-of-concept results from ongoing pre-clinical studies expected in the first quarter of 2023.
●	Following potential achievement of proof-of-concept, the Company will seek to have a scientific advice meeting with regulatory authorities to discuss program development next steps.
●	Toxicology and safety studies to support treatment over prolonged periods are ongoing and based on the substantial body of pre-clinical and clinical data already available from the successful development of macimorelin (Macrilen™) as a diagnostic in AGHD.

Strategic Conclusion

“Our disciplined development strategy ensures that we establish progress in our projects within a defined timeframe, in order to optimize the Company’s capital and human resources,” said Giuliano La Fratta, Chief Financial Officer, Aeterna. “We continue to drive progress across a number of our programs and remain focused on advancing those programs to their next phase of development if we determine that the data and financial risk/reward of doing so is justified. The strategic decision to streamline our pipeline, by discontinuing our vaccine development, provides the Company with the ability to meet its currently anticipated cash needs into 2025. Revenues that may be achieved if we out-license any of those development programs are not considered in our budget and thus provides further upside potential.”

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen™; Ghryvelin®), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need, in collaboration with Novo Nordisk.

Aeterna Zentaris is dedicated to the development of therapeutic assets and has recently taken steps to establish a growing pre-clinical pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease).

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations, and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “aiming”, “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainty and assumptions, known and unknown, many of which are beyond our control.

Forward-looking statements in this press release include, but are not limited to, those relating to Aeterna’s expectations regarding: its preclinical and clinical studies, its ability to secure regulatory approvals for Macrilen™, its efforts to obtain a development and commercialization partner for Macrilen™ in the U.S. and Canada and the ability to meet its currently anticipated cash needs into 2025.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, our reliance on the success of the DETECT clinical trial in the European Union and U.S. for Macrilen™ (macimorelin) in CGHD; results from our ongoing or planned pre-clinical studies and our DETECT clinical trial under development may not be successful or may not support advancing the product further in pre-clinical studies, to human clinical trials or regulatory approval; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product; the global instability due to the global pandemic of COVID-19 and the war in the Ukraine, and their unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; and our ability to continue to list our common shares on the NASDAQ. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 20-F and annual information form, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com